Exhibit 12.1

Equity One, Inc.
Ratio of Earnings to Fixed Charges
For the year ended December 31, 2006
(In thousands, except ratio computation)

Net income		$176,955

Adjustments:
Minority interest	$206
Income from discontinued operations	(47,904)
Distributed income of equity investees	(1,650)	(49,348)

Fixed Charges:
Interest expense	64,632
Capitalized interest	5,820
Amortization of premium	(3,289)
Amortization of deferred financing fees	1,503	68,666
Add: Distributed income from investee		3,129
Less: interest capitalized	(5,820)	(5,820)

Earnings, as defined		$193,582

Divide by fixed charges		$68,666

Ratio of earnings to fixed charges		2.82